SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)



                               Xanser Corporation
                     --------------------------------------
                     --------------------------------------
                                (Name of Issuer)

                           Common Stock, no par value
                     --------------------------------------
                     --------------------------------------
                         (Title of Class of Securities)

                                   98389J 10 3
                     --------------------------------------
                     --------------------------------------
                                 (CUSIP Number)

                                 John R. Barnes
                            c/o Xanser Corporation
                          2435 North Central Expressway
                              Richardson, TX 75080
                                  972-699-4000
                     --------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 29, 2002
                     --------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 5 Pages)

                                   -----------

     The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------- -----------------------------------------------------------------------

   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


                  John R. Barnes

-------- -----------------------------------------------------------------------


   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                                     (a)
                                                                     (b) X

-------- -----------------------------------------------------------------------

   3     SEC USE ONLY



-------- -----------------------------------------------------------------------

   4     SOURCE OF FUNDS *

                  PF; OO

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   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)



-------- -----------------------------------------------------------------------

   6     CITIZENSHIP OR PLACE OF ORGANIZATION

                  USA

------------------------- ------- ----------------------------------------------

                            7
                                  SOLE VOTING POWER                    163,303

       NUMBER OF          ------- ----------------------------------------------
         SHARES
      BENEFICIALLY          8
        OWNED BY                  SHARED VOTING POWER                1,220,668
          EACH
       REPORTING          ------- ----------------------------------------------
         PERSON
          WITH              9
                                  SOLE DISPOSITIVE POWER               163,303

                          ------- ----------------------------------------------

                            10

                                  SHARED DISPOSITIVE POWER           1,220,668

------------------------- ------- ----------------------------------------------
-------- -----------------------------------------------------------------------
  11
         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                  1,383,971

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  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *


-------- -----------------------------------------------------------------------

  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


                  4.21%

-------- -----------------------------------------------------------------------

  14     TYPE OF REPORTING PERSON *


                  IN
-------- -----------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1. Security and Issuer.

The title of the class of equity securities to which this statement relates is common stock, no par value, of Xanser Corporation ("Common Stock") (formerly Kaneb Services, Inc.). The principal executive offices of Xanser Corporation are located at 2435 North Central Expressway, Richardson, TX 75080.

Item 2.  Identity and Background.

---------- ---------------------------------------------------- ----------------------------------------------------
1.         (a)      Name:                                       John R. Barnes
---------- ---------------------------------------------------- ----------------------------------------------------
---------- ---------------------------------------------------- ----------------------------------------------------
           (b)      Business Address:                           2435 North Central Expressway, Richardson, TX 75080
---------- ---------------------------------------------------- ----------------------------------------------------
---------- ---------------------------------------------------- ----------------------------------------------------
           (c)      Principal Occupation:                       Chairman, President and Chief Executive Officer of
                                                                Xanser Corporation
---------- ---------------------------------------------------- ----------------------------------------------------
---------- ---------------------------------------------------- ----------------------------------------------------
           (d)      Criminal Convictions:                       None
---------- ---------------------------------------------------- ----------------------------------------------------
---------- ---------------------------------------------------- ----------------------------------------------------
           (e)      Civil Proceedings:                          None
---------- ---------------------------------------------------- ----------------------------------------------------
---------- ---------------------------------------------------- ----------------------------------------------------
           (f)      Citizenship:                                USA
---------- ---------------------------------------------------- ----------------------------------------------------

Item 3.  Source and Amount of Funds or Other Consideration.

     Beneficial ownership of the Common Stock to which this statement relates was acquired by Mr. Barnes pursuant to various compensation arrangements with Xanser Corporation, employee benefit plans of Xanser Corporation, and from the personal funds of Mr. Barnes and his immediate family members.

Item 4.  Purpose of Transaction.

     The shares of Common Stock covered by this statement are being held for investment purposes. Depending on market and other conditions, Mr. Barnes may continue to hold the shares of Common Stock, acquire additional shares of Common Stock, or dispose of all or a portion of the shares of Common Stock he now owns or may hereafter acquire. Other than in his capacity as Chairman of the Board of Directors, President and Chief Executive Officer of Xanser Corporation, Mr. Barnes has no plans which relate to or would result in:

(a) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Xanser Corporation or any of its subsidiaries;

(b) a sale or transfer of a material amount of assets of Xanser Corporation or its subsidiaries;

(c) any change in the present board of directors or management of Xanser Corporation, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(d) any material change in the present capitalization or dividend policy of Xanser Corporation;

(e) any other material change in Xanser Corporation's business or corporate structure;

(f)  changes   in  Xanser   Corporation's   charter,   bylaws   or   instruments
     corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(g) causing a class of securities of Xanser Corporation to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(h)  a  class  of  equity   securities  of  the  issuer  becoming  eligible  for
     termination of registration pursuant to Section 12(g)(4) of the Act; or

(i)  any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

(a) Mr. Barnes beneficially owns an aggregate of 1,383,971 shares of Common Stock representing approximately 4.21% of the Common Stock outstanding as of January 29, 2002. This includes shares of Common Stock that Mr. Barnes has the right to acquire beneficial ownership of within 60 days and such shares have been included for purposes of computing the percentage of outstanding shares of Common Stock owned by Mr. Barnes. Any shares of Common Stock not outstanding and subject to options, warrants, rights or conversion privileges held by any person other than Mr. Barnes have not been included for purposes of computing the percentage of outstanding shares of Common Stock owned by Mr. Barnes.

(b) For information with respect to the power to vote or direct the vote and the power to dispose or to direct the disposition of the Common Stock beneficially owned by Mr. Barnes, see rows 7-10 of the cover page above.

(c) Mr. Barnes acquired 18,581 shares of Common Stock within the last 60 days pursuant to routine acquisitions under the Xanser Corporation Saving Investment Plan. On January 29, 2002, Mr. Barnes transferred to an entity for the benefit of members of Mr. Barnes' family options covering 310,979 shares that he previously beneficially owned. Mr. Barnes has no beneficial ownership in the entity or in any shares that it may acquire.

(d) Of the 1,383,971 shares of Common Stock listed in Item 5(a), 1,220,668 shares of Common Stock are held in trusts in which certain other individuals have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Common Stock. No such interest relates to more than five percent of the issued and outstanding shares of Common Stock.

(e) Mr. Barnes ceased to be the beneficial owner of more than five percent of the common stock of Xanser Corporation on January 29, 2002.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Of the 1,220,668 shares of Common Stock referenced in Item 5(d), which are included in Item 5(a), 900,000 of the shares are held in trusts settled for the benefit of Mr. Barnes's immediate family members in which Mr. Barnes acts as one of the investment advisors. The remaining 320,668 shares are also held in trusts settled for the benefit of Mr. Barnes' immediate family members; however, Mr. Barnes has the right to acquire beneficial ownership of the Common Stock in these trusts within 60 days.


Item 7.  Material to be Filed as Exhibits.

1. Xanser Corporation 1994 Stock Incentive Plan, as amended and restated, filed as Exhibit 10.1 of the exhibits of the Registrant's Current Report on Form 8-K, filed August 22, 2001, which exhibit is hereby incorporated by reference.



                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 6, 2002

                                               //s//
                              -------------------------------------------------
                                          John R. Barnes